                                                              Exhibit (a)(1)(ii)

                                  June 25, 2003

      Dear Capstone Optionholder:

      I am pleased to announce that Capstone's Board of Directors has approved a Voluntary Stock Option Exchange program ("EXCHANGE PROGRAM") in which eligible employees will have the opportunity to exchange options that have an exercise price of $2.00 per share or more ("OLD OPTIONS") for a commitment to grant new options ("NEW OPTIONS") in the future under our 2000 Equity Incentive Plan. The offer to participate in the Exchange Program begins today.

      Our Board decided to offer the Exchange Program because stock options continue to be an important component of our total compensation program, and because the Board is seeking to address the fact that most of our outstanding options have exercise prices significantly higher than the current market price of Capstone shares (that is, many options currently are "underwater"). The Exchange Program is an opportunity for you to potentially receive New Options that may have a greater potential to increase in value over time.

      The main features of the Exchange Program include the following:

      - Eligible Employees: Domestic non-executive management employees of Capstone and its subsidiaries as of June 25, 2003 are eligible for the Exchange Program. Executive management, members of the Board of Directors and consultants are not eligible. Overseas residents are also not eligible.

      - Eligible Options: Options eligible to be tendered under the Exchange Program are all options outstanding under the Capstone Turbine Corporation 1993 Incentive Stock Plan and 2000 Equity Incentive Plan that have an exercise price of $2.00 per share or more.

      - New Options: Each Old Option will be replaced with a promise to grant a New Option no earlier than the first business day that is six months and one day from the date the Old Options are cancelled. We currently expect to grant the New Options on January 26, 2004 unless the offer is extended by us, in which case the New Options will be granted on the first business day that is six months and one day from the date that we cancel the Old Options. YOU WILL RECEIVE A NEW OPTION ONLY IF YOU REMAIN AN EMPLOYEE OF CAPSTONE AS OF THE DATE THE NEW OPTIONS ARE GRANTED. IF YOUR EMPLOYMENT WITH CAPSTONE TERMINATES FOR ANY REASON WHATSOEVER BEFORE THE DATE THE NEW OPTIONS ARE GRANTED (EXPECTED TO BE JANUARY 26, 2004), YOU WILL NOT RECEIVE A NEW OPTION OR ANY CONSIDERATION FOR YOUR CANCELLED OLD OPTIONS.

      - Cancelled Options: Once your Old Option is cancelled, you will not be able to exercise your Old Option, even if you terminate employment for any reason and do not receive a New Option.

      - Exchange Terms: New Options will be granted on a basis of one New Option for each Old Option that is cancelled. The New Options will be for the same number of shares as your Old Options, less any exercised shares. The New Options will be granted under the Capstone Turbine Corporation 2000 Equity Incentive Plan. Each New Option will be a non-statutory stock option (NSO), regardless of whether your Old Option was an incentive stock option (ISO) or an NSO. Each New Option will have a new vesting schedule as follows:

            - 12.5% of the shares subject to the New Options will be vested on January 26, 2004 (assuming that is the date we grant the New Options), and

            - 1/48 of the shares subject to the New Options will vest monthly after January 26, 2004, such that the New Options will be fully vested on the 42-month anniversary of January 26, 2004, subject to your continued employment with Capstone or one of its subsidiaries through each relevant vesting date.

      - Exercise Price of New Options: The exercise price of the New Options will be equal to the fair market value of Capstone shares on the day we grant the New Options, expected to be January 26, 2004. "Fair market value" is the closing price of Capstone's common stock on Nasdaq on the grant date of the New Options. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

      The Exchange Program is not a guarantee of continued employment for any period. Your employment with Capstone (or one of its subsidiaries, as applicable) remains "at will" and may be terminated at any time by either you or Capstone (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of local law.

      All eligible option holders who wish to participate in this Exchange Program must complete an Election Form, in the form attached, and hand deliver or fax a signed copy to Debbie Bernard at (818) 734-5381 no later than 5:00 p.m., Pacific Time, on July 24, 2003. You need to indicate your election to "accept" the exchange agreement and identify the option grant(s) being cancelled if you wish to participate.

      Capstone intends to e-mail a confirmation of receipt to you within two (2) business days of receiving your Election Form. This will merely be a confirmation that we have received your Election Form; your options will not be cancelled until July 25, 2003. If you have not received such a confirmation of receipt, it is your responsibility to ensure that your Election Form has been received by us.

      IF YOUR ELECTION FORM IS RECEIVED AFTER 5:00 P.M., PACIFIC TIME, ON JULY 24, 2003 IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

      Attached to this e-mail, you are also receiving a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options (referred to as the "Offer to Exchange"), explaining the program in greater detail. The information contained in (1) the Offer to Exchange; (2) this letter;
(3) the Election Form and (4) the Notice to Withdraw from the Offer; together constitute the entire offer and we strongly urge you to read these documents carefully and to consult your own advisors before deciding whether to participate or not.

      We are separately providing to you for your review a stock report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and understand the risks associated with participating in the Exchange Program before making your decision. We also strongly encourage you to consult your legal, tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible option holder is voluntary.

      If you have any questions about the Exchange Program please contact Susan Cayley at (818) 734-5136 or Wade Welch at (818) 734-5555. If you would like to obtain paper copies of the documents referenced in this letter, please call Debbie Bernard at (818) 734-5431.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Exchange Offer. You should rely only on the information in this document, the documents to which we have referred you and your advisors.

      We thank you for your continued dedication and contribution to Capstone.

                                        Very truly yours,

                                        /s/ EMILY LIGGETT

                                        Emily Liggett
                                        Chief Executive Officer (Interim)


                                                                             -3-